ORBIS

Warszaw , 2002-02-01

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

02015490

RECEIVED FEB 25 2002

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Currents reports no 4/2002, and 5/2003.

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XVI Wydział Gospodarczy Rejestrowy
RHB 25134
Kapitał Akcyjny wpłacony:

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 4/2002 dated January 30, 2002.

The Management Board of "Orbis" S.A. hereby conveys the information passed on January 30, 2002, by the shareholder, an open-end pension fund "Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK":

"Acting in accordance with the obligation imposed by virtue of Article 147 section 1 point 1 of the Act of August 21, 1997, on Public Trading in Securities (published in Official Journal "*Dz. U.*" 1997, no 118, item 754, with later amendments), we hereby inform that as of January 25, 2002, Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK holds 2 338 652 shares in Orbis S.A. having its corporate seat in w Warsaw, which altogether constitute 5.08% of the Company's equity and represent 2 338 652 votes at the General Assembly of Shareholders, i.e. 5.08% of the total number of votes thereon."

82-5025

Current report no 5/2002 dated January 31, 2002.

The Management Board of "Orbis" S.A. hereby informs that the following shareholders represented at least 5% of the total number of votes at the Extraordinary General Assembly of "Orbis" S.A. Shareholders, which was held on January 25, 2002:

1) ACCOR S.A., which represented 11 519 251 votes out of the aggregate number of 20 463 851 votes present at the above mentioned General Assembly. The number of 11 519 251 votes represented by ACCOR S.A. constituted 24.999998% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Reib International Holdings Limited, which represented 4 778 190 votes out of the aggregate number of 20 463 851 votes present at the above mentioned General Assembly. The number of 4 778 190 votes represented by Reib International Holdings Limited constituted 10.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) The State Treasury, which represented 2 874 900 votes out of the aggregate number of 20 463 851 votes present at the above mentioned General Assembly. The number of 2 874 900 votes represented by the State Treasury constituted 6.24% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.